Exhibit 99.1

News Release

For Immediate Release

Industry and Energy Associates joins Stantec

PORTLAND ME (July 6, 2010) NYSE, TSX: STN

North American design firm Stantec has acquired Industry and Energy Associates, LLC (IEA), a 60-person engineering company headquartered in Portland, Maine, with a regional office in Fort Mill, South Carolina. Focused on the power and energy industries, IEA’s experience and client base further develops Stantec’s existing power practice area.

“IEA is a very good fit for our Industrial practice,” says Bob Gomes, Stantec president & CEO. “Their experience in all types of power generation and distribution is impressive and will certainly build on our capabilities in the power and energy market.”

IEA’s engineering and project management services include both traditional and renewable energy projects, ranging from cogeneration, coal, and electrical transmission work to the design of wind, waste-to-energy, and biomass systems. The company has worked on energy projects all over the world, including a recent renewable power project on Galapagos Island in Ecuador. Sponsored by the United Nations Development Program, this effort involved combining three wind turbines and solar power into a system that now generates about 50 percent of the island’s electrical needs.

“Stantec’s reputation in sustainable design and environmental management connects us to a whole new network of resources for our clients,” says IEA president Ken Rogers. “Leveraging this experience with ours will also allow us to branch into new markets we could not have reached on our own.”

Stantec’s power practice focuses on all aspects of energy, including transmission, utility routing, environmental mitigation and monitoring, and pollution prevention and management. In recent years the firm has become more involved in renewable energy projects, including leading the site design, power transmission, and environmental permitting for dozens of wind farms across North America.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 9,400 employees operating out of more than 150 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions. www.stantec.com

Media Contact Jay Averill Media Relations Stantec (780) 917-7441 jay.averill@stantec.com	Investor Contact Crystal Verbeek Investor Relations Stantec (780) 969-3349 crystal.verbeek@stantec.com

One Team. Infinite Solutions.